

Mail Stop 3561

February 2, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Charles Mathis
Force Protection, Inc.
9801 Highway 78, Building No. 1
Ladson, South Carolina 29456

> **Re: Force Protection, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **File No. 001-32523**

Dear Mr. Mathis:

We have reviewed your response dated January 23, 2009 and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2007

Management's Discussion and Analysis

Results of Operations

General and Administrative Expenses, page 56

1. We note your response to our previous comment 1, but believe further revision is necessary. Please revise your discussion of the increase in general and administrative expenses to link the increase in sales, as applicable, to the increase in the material components of the increase in this expense line item. For example, if you had to increase the number of employees to accommodate the increased production, you should specifically state that fact and include the increase in head count supporting the increase in salaries and wages. You should expand your discussion of salaries and wages, consulting, liquidated damages, and any other component you believe to be material on a qualitative or quantitative basis.

Financial Statements

Consolidated Statement of Stockholders' Equity, page 88

2. With respect to your response to our previous comment 3, please explain to us in greater detail how the 27,700 shares were issued in error, and how the error was discovered.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters, or any other questions.

Sincerely,

David R. Humphrey
Branch Chief